Exhibit 99.2

DIFFERENCES BETWEEN U.S. GAAP AND IFRSs

The interim financial statements for the six months ended June 30, 2023 is prepared by Directors of the Company under the accounting principles generally accepted in the United States of America (the "U.S. GAAP") , and the differences between U.S. GAAP and the International Financial Reporting Standards (the "IFRSs") issued by the International Accounting Standards Board (together, the "Reconciliation") have been disclosed in the Appendix – Reconciliation Statement attached herein.

Basis of Preparation

The directors of the Company are responsible for the preparation of the Reconciliation based on the notes to Reconciliation as set out in the Appendix, in accordance with paragraph 19.25A of the Hong Kong Listing Rules and the guidance letter HKEX-GL111-22 updated by The Stock Exchange of Hong Kong Limited in August 2022. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of the Reconciliation to enable the preparation of such information that is free from material misstatement, whether due to fraud or error.

Reconciliation Process

The Reconciliation has been prepared by the Directors by comparing the differences between the "Amounts as reported under U.S. GAAP" for each of the six months ended June 30, 2023 and 2022 on the one hand, and the "Amounts as reported under IFRSs" on the other hand in respect of each of the six months ended June 30, 2023 and 2022, as appropriate, and quantifying the relevant financial effects of such differences, if any. Attention is drawn to the fact that as the GAAP Difference Reconciliation has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor on whether the financial information in the GAAP Difference Reconciliation presents a true and fair view or not.

Limited Assurance Engagement and Results

Deloitte Touche Tohmatsu was engaged by the Company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" ("HKSAE 3000 (Revised)") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") on the Reconciliation. The limited assurance engagement consisted primarily of:

(i)	Comparing the "Amounts as reported under U.S. GAAP" for the six months ended June 30, 2023 in the Reconciliation as set out in the Appendix with the published unaudited financial results of the Group for the six months ended June 30, 2023 prepared in accordance with the U.S. GAAP;

(ii)	Evaluating the assessment made by the Directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the "Amounts as reported under IFRSs" in the Reconciliation as set out in the Appendix; and

Limited Assurance Engagement and Results - continued

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu have concluded that nothing has come to their attention that causes them to believe that:

(i)	The "Amounts as reported under U.S. GAAP" for the six months ended June 30, 2023 in the Reconciliation as set out in the Appendix is not in agreement with the published unaudited financial results of the Group for the six months ended June 30, 2023 prepared in accordance with the U.S. GAAP;

(ii)	The adjustments and reclassifications made in the Reconciliation in arriving at the "Amounts as reported under IFRSs" in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group's accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix – Reconciliation statement

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board. The effects of material differences between the financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

	Six months ended June 30, 2022
		IFRSs adjustments
Consolidated Statement of Operations	Amounts as reported under U.S. GAAP	Expected credit Losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial Guarantee, net of tax	Amounts as reported under IFRSs

	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	5,868,397	—	(14,945)	—	—	5,853,452
Financing income	1,608,820	—	(14,945)	—	—	1,593,875
Total net revenue	8,503,246	—	(14,945)	—	—	8,488,301
Operating costs and expenses:
Facilitation, origination and servicing	1,170,561	—	—	11,670	—	1,182,231
Sales and marketing	1,167,657	—	—	(1,225)	—	1,166,432
General and administrative	216,148	—	—	2,695	—	218,843
Provision for loans receivable	907,317	(20,456)	—	—	—	886,861
Provision for financial assets receivable	164,217	—	—	—	132,194	296,411
Provision for contingent liabilities	2,162,638	(223,702)	—	—	—	1,938,936
Total operating costs and expenses	6,133,193	(244,158)	—	13,140	132,194	6,034,369
Income from operations	2,370,053	244,158	(14,945)	(13,140)	(132,194)	2,453,932
Income before income tax expense	2,546,045	244,158	(14,945)	(13,140)	(132,194)	2,629,924
Income tax expense	(396,732)	(36,623)	2,243	—	19,830	(411,282)
Net income	2,149,313	207,535	(12,702)	(13,140)	(112,364)	2,218,642
Net income attributable to ordinary shareholders of the Company	2,159,337	207,535	(12,702)	(13,140)	(112,364)	2,228,666

Appendix – Reconciliation statement - continued

	Six months ended June 30, 2023
		IFRSs adjustments
Consolidated Statement of Operations	Amounts as reported under U.S. GAAP	Expected credit Losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial Guarantee, net of tax	Amounts as reported under IFRSs

	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	5,419,328	—	(253,007)	—	—	5,166,321
Financing income	2,254,620	—	(253,007)	—	—	2,001,613
Total net revenue	7,513,498	—	(253,007)	—	—	7,260,491
Operating costs and expenses:
Facilitation, origination and servicing	1,288,330	—	—	(14,561)	—	1,273,769
Sales and marketing	858,663	—	—	(2,114)	—	856,549
General and administrative	217,646	—	—	(32,662)	—	184,984
Provision for loans receivable	1,002,170	(116,729)	—	—	—	885,441
Provision for financial assets receivable	151,017	—	—	—	159,778	310,795
Provision for contingent liabilities	1,437,924	87,062	—	—	—	1,524,986
Total operating costs and expenses	5,324,968	(29,667)	—	(49,337)	159,778	5,405,742
Income from operations	2,188,530	29,667	(253,007)	49,337	(159,778)	1,854,749
Income before income tax expense	2,468,424	29,667	(253,007)	49,337	(159,778)	2,134,643
Income tax expense	(445,225)	(4,450)	37,952	—	23,967	(387,756)
Net income	2,023,199	25,217	(215,055)	49,337	(135,811)	1,746,887
Net income attributable to ordinary shareholders of the Company	2,031,549	25,217	(215,055)	49,337	(135,811)	1,755,237

Appendix – Reconciliation statement - continued

	As of December 31, 2022
		IFRSs adjustments
Consolidated Balance Sheet	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Amounts as reported under IFRSs

	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	2,982,076	—	—	—	(2,966,528)	15,548
Amounts due from related parties	394,872	—	—	—	(33,296)	361,576
Loans receivable, net	15,347,662	—	(88,430)	—	—	15,259,232
Total current assets	34,097,466	—	(88,430)	—	(2,999,824)	31,009,212
Non-current assets:
Financial assets receivable, net-noncurrent	688,843	—	—	—	(688,843)	—
Amounts due from related parties	33,236	—	—	—	(6,720)	26,516
Loans receivable, net-noncurrent	3,136,994	137,155	(44,120)	—	—	3,230,029
Deferred tax assets	1,019,171	72,932	—	—	(132,927)	959,176
Total non-current assets	6,245,704	210,087	(44,120)	—	(828,490)	5,583,181
TOTAL ASSETS	40,343,170	210,087	(132,550)	—	(3,828,314)	36,592,393

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Guarantee liabilities-stand ready	4,120,346	—	—	—	(4,120,346)	—
Guarantee liabilities-contingent	3,418,391	(790,950)	—	—	—	2,627,441
Other tax payable	182,398	—	(7,502)	—	—	174,896
Total current liabilities	16,749,918	(790,950)	(7,502)	—	(4,120,346)	11,831,120

Non-current liabilities:
Deferred tax liabilities	100,835	—	(19,744)	—	—	81,091
Total non-current liabilities	4,661,955	—	(19,744)	—	—	4,642,211
TOTAL LIABILITIES	21,411,873	(790,950)	(27,246)	—	(4,120,346)	16,473,331

SHAREHOLDERS' EQUITY
Additional paid-in capital	6,095,225	—	—	71,032	—	6,166,257
Retained earnings	12,803,684	1,001,037	(105,304)	(71,032)	292,032	13,920,417
TOTAL QIFU TECHNOLOGY INC. EQUITY	18,847,156	1,001,037	(105,304)	—	292,032	20,034,921
TOTAL EQUITY	18,931,297	1,001,037	(105,304)	—	292,032	20,119,062

TOTAL LIABILITIES AND EQUITY	40,343,170	210,087	(132,550)	—	(3,828,314)	36,592,393

Appendix – Reconciliation statement - continued

	As of June 30, 2023
		IFRSs adjustments
Consolidated Balance Sheet	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Amounts as reported under IFRSs

	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	2,746,010	—	—	—	(2,697,754)	48,256
Amounts due from related parties	187,938	—	—	—	(40,794)	147,144
Loans receivable, net	21,430,147	—	(341,505)	—	—	21,088,642
Total current assets	37,557,761	—	(341,505)	—	(2,738,548)	34,477,708
Non-current assets:
Financial assets receivable, net-noncurrent	522,451	—	—	—	(522,451)	—
Amounts due from related parties	12,407	—	—	—	(4,667)	7,740
Loans receivable, net-noncurrent	2,881,248	253,884	(59,232)	—	—	3,075,900
Deferred tax assets	1,097,504	68,481	—	—	(108,960)	1,057,025
Total non-current assets	5,844,352	322,365	(59,232)	—	(636,078)	5,471,407
TOTAL ASSETS	43,402,113	322,365	(400,737)	—	(3,374,626)	39,949,115

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Contract liabilities	—	—	—	—	320,845	320,845
Guarantee liabilities-stand ready	3,851,692	—	—	—	(3,851,692)	—
Guarantee liabilities-contingent	3,306,712	(703,889)	—	—	—	2,602,823
Other tax payable	144,361	—	(22,682)	—	—	121,679
Total current liabilities	16,186,287	(703,889)	(22,682)	—	(3,530,847)	11,928,869

Non-current liabilities:
Deferred tax liabilities	122,347	—	(57,696)	—	—	64,651
Total non-current liabilities	6,330,259	—	(57,696)	—	—	6,272,563
TOTAL LIABILITIES	22,516,546	(703,889)	(80,378)	—	(3,530,847)	18,201,432

SHAREHOLDERS' EQUITY
Additional paid-in capital	6,194,968	—	—	21,695	—	6,216,663
Retained earnings	14,657,756	1,026,254	(320,359)	(21,695)	156,221	15,498,177
TOTAL QIFU TECHNOLOGY INC. EQUITY	20,809,775	1,026,254	(320,359)	—	156,221	21,671,891
TOTAL EQUITY	20,885,567	1,026,254	(320,359)	—	156,221	21,747,683
TOTAL LIABILITIES AND EQUITY	43,402,113	322,365	(400,737)	—	(3,374,626)	39,949,115

Appendix – Reconciliation statement - continued

Notes:

(i)	Expected credit losses, net of tax

Under U.S. GAAP, ASC 326 requires recognition of allowances upon origination or acquisition of financial assets at an estimate to reflect expected credit losses over the contractual term of the financial assets (the current expected credit loss or the "CECL" model) and adjusted as of each subsequent reporting period. Under IFRSs, in accordance with IFRS 9, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1") upon initial recognition. Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for loans receivable and guarantee liabilities to reflect the difference between IFRS 9 and ASC 326.

(ii)	Effective interest rate on loans receivable, net of tax

The Group recognizes revenue fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method under "financing income" in the consolidated statement of operations. Under U.S. GAAP, the effective interest rate is computed on the basis of the contractual cash flows over the contractual term of the loan. Under IFRSs, the effective interest rate is computed on the basis of the estimated cash flows that are expected to be received over the expected life of a loan by considering all of the loan's contractual terms (e.g., prepayment and similar options). Accordingly, the reconciliation includes a difference in financing income and loans receivable as a result.

(iii)	Share-based compensation

The Group granted options and restricted shares with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense. While under IFRSs, the graded vesting method must be applied and in regard of forfeitures of the awards, the Group is required to estimate the forfeitures. Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of RMB13,140 for the six months ended June 30, 2022, and comprehensive gain of RMB49,337 for the six months ended June 30, 2023, respectively.

(iv)	Financial guarantee, net of tax

Under U.S. GAAP, the Group adopted ASC 326, Financial Instruments – Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee liability is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers' default. Under IFRSs, according to IFRS 9 and IFRS 15, the Group chose to apply the accounting policy that guarantee premium receivable is accrued and the corresponding revenue recognized on a monthly basis as the service fees are due and collected by installment rather than upfront. After initial recognition, the Group subsequently measure the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

Tax impacts for each difference have been reflected in respective columns.